Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE LAUNCHES STRATEGIC INITIATIVES TO TAKE ADVANTAGE OF HIGH GROWTH MARKETS

Analysis by intellectual property valuation firm, Pellegrino & Associates, LLC, used to help prioritize focus areas to maximize shareholder value at Northcore

Toronto, Ontario – June 20, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, has launched a series of strategic initiatives to position itself to take advantage of high growth markets using its proprietary Working Capital Engine™ core platform and Dutch Auction patents.

Earlier this year, Northcore engaged Pellegrino & Associates, LLC (“Pellegrino”) a leading specialized intellectual property valuation company, to help examine the applicability of its core technology and intellectual property portfolio in selected business domains. The areas of focus included an expanded deployment of the Northcore Working Capital Engine™ and aggressive exploitation of its Dutch Auction patents in the social discounting space.  The analysis provided critical visibility into opportunities for the Northcore asset base. Through sophisticated domain modeling, the best entrance and execution strategies will be extracted and applied in order to maximize success and increase shareholder value.

“We have used a disciplined approach in developing the go forward strategy for Northcore.  The analysis conducted by Pellegrino shows that by strategically exploiting the intellectual property assets of Northcore in selected markets we can create significant value for Northcore shareholders,” said Amit Monga, CEO Northcore Technologies. “We have initiated internal alignment of our sales and delivery teams at Northcore and are confident in our ability to execute on this vision.”

As part of the new business strategy, Northcore will aggressively market its unique solutions based on the Dutch Auction patent portfolio to emerging and established social discounting companies.  The Dutch Auction enabled social discounting technology will also be extended to various mobile and smart phone platforms.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Northcore Launches Strategic Initiatives

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

About Pellegrino & Associates, LLC

Pellegrino & Associates, LLC (P&A) is a boutique valuation company with a specialty in software and intellectual property valuations that include patents, copyrights, trademarks, and trade secrets.  Formed in 2003, P&A focuses on building credible valuations for companies for a variety of purposes.  P&A has worked with small and large private and publicly traded companies across the globe, and counts IBM, Sony, American Express, Lockheed Martin, Duke Energy, Liberty Mutual Insurance, Rolls-Royce North America, Ascension Healthcare, and General Electric among its clients, as well as promising revolutionary startups.  P&A has valued intellectual properties as diverse as orphan drugs and medical devices to the publicity rights for the gunslinger John Dillinger.  P&A has found that the company’s work stands on its own under scrutiny, both with the IRS and in litigation.

Additional information about Pellegrino & Associates, LLC can be obtained at www.pellegrinoandassociates.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com